FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of July

HSBC Holdings plc

8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

 NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Hong Kong Stock Code: 5

24 July 2026

VOLUNTARY ANNOUNCEMENT

HSBC TO SELL ITS LIFE AND HEALTH INSURANCE BUSINESS IN SINGAPORE TO ALLIANZ

● HSBC Group has agreed to sell HSBC Life (Singapore) Pte. Ltd. to Allianz for a consideration of S$2.7 billion (US$2.1 billion[1]) with completion expected in the first half of 2027, subject to regulatory approval.
● Disposal expected to generate a pre-tax gain of US$1.8billion and estimated up to 15 basis-point increase to CET1 for the HSBC Group.
● On completion, HSBC and Allianz will enter an exclusive 15-year bancassurance distribution agreement through which HSBC will continue to distribute high quality insurance products to its customers in Singapore. On entering the distribution agreement, HSBC will receive a S$0.2bn (US$0.2bn[1]) initial lump sum cash payment.
● HSBC is committed to Singapore as an international wealth and wholesale banking hub. Singapore is crucial to HSBC's strategy and is a key focus of investment and growth for the Group.

This announcement is made by HSBC Holdings plc ("HSBC Holdings", together with its subsidiaries, the "HSBC Group") on a voluntary basis.

THE DISPOSAL

HSBC Holdings announces that its indirect wholly-owned subsidiary, HSBC Insurance (Asia-Pacific) Holdings Limited (the "Seller"), has today entered into a share purchase agreement with Allianz Asia Holdings Pte. Ltd. (the "Purchaser") for the sale of 100% of the issued share capital of HSBC Life (Singapore) Pte. Ltd. ("HSBC Life SG") for a consideration of S$2.7billion (US$2.1 billion[1]) (together, the "Disposal"). HSBC Life SG is a leading insurance business in Singapore offering a broad range of life and health insurance products.

Completion of the Disposal is expected in the first half of 2027, subject to obtaining the relevant approvals from the Monetary Authority of Singapore. On completion of the Disposal, all employees will continue to be employed by HSBC Life SG, which will be owned by the Purchaser, and the parties will work closely together to enable a smooth transition for colleagues and customers.

On completion of the Disposal, HSBC Holdings' indirect wholly-owned subsidiary, HSBC Bank (Singapore) Limited ("HSBC Bank SG"), and HSBC Life SG (which will then be wholly-owned by the Purchaser and renamed following completion) will enter into an exclusive 15-year bancassurance distribution agreement (the "Distribution Agreement", together with the Disposal, the "Transaction"). Pursuant to the Distribution Agreement, HSBC Bank SG will distribute HSBC Life SG's insurance products on an exclusive basis to its retail banking and wealth customers in Singapore. Upon entering into the Distribution Agreement, HSBC will receive an initial S$0.2 billion (US$0.2 billion[1]) lump sum cash payment from Allianz reflecting the exclusive terms of the agreement. This will be recognised in the income statement over the term of the Distribution Agreement, along with the contractual variable additional consideration for performance under the agreement.

FINANCIAL IMPACT OF THE DISPOSAL

The Disposal is expected to generate a pre-tax gain on disposal of US$1.8 billion at the HSBC Group consolidated level[2], to be recognised largely upon completion and classified as a material notable item[3]. The Disposal would not be subject to tax and is expected to generate an estimated up to 15 basis-point increase to the HSBC Group's consolidated Common Equity Tier 1 ratio[4], upon subsequent upstreaming of the distributable gain on sale as recognised in HSBC Insurance (Asia-Pacific) Holdings Limited.

REASONS FOR AND BENEFITS OF THE TRANSACTION

The transaction follows the strategic review of HSBC Life SG, which concluded that a sale would be the best outcome for all parties. The Transaction forms part of the ongoing simplification of the HSBC Group as it focuses on increasing leadership and market share in the areas where it has a clear competitive advantage and the greatest opportunities to grow and support its clients.

HSBC is committed to Singapore as an international wealth and wholesale banking hub. Singapore is crucial to HSBC's strategy and is a key focus of investment and growth for the Group.

INFORMATION ON THE PARTIES

A.   Information on HSBC Holdings and HSBC Life SG

HSBC Holdings, the parent company of the HSBC Group, is headquartered in London. The HSBC Group serves customers worldwide and operates in 56 markets across Europe, the Asia-Pacific region, North and Latin America, the Middle East and Africa.

HSBC Life SG is an indirect wholly-owned subsidiary of HSBC Holdings as at the date of this announcement. Its principal business activity is the underwriting and distribution of life insurance and investment-linked products in Singapore. HSBC Life SG reported PBT of S$118m in 2025.

B.   Information on the Purchaser

The Purchaser is a company incorporated under the laws of Singapore. To the best of the directors' knowledge, information and belief, having made all reasonable enquiries, the Purchaser and its ultimate beneficial owners are third parties independent of HSBC Holdings and its connected persons (as defined under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Hong Kong Listing Rules").

IMPLICATIONS UNDER THE HONG KONG LISTING RULES AND THE UK LISTING RULES

As all the applicable percentage ratios (as defined in Rule 14.07 of the Hong Kong Listing Rules) in respect of the Transaction are less than 5%, the Transaction does not constitute a notifiable transaction for HSBC Holdings under Chapter 14 of the Hong Kong Listing Rules. The entering into of the Distribution Agreement does not constitute a connected transaction of HSBC Holdings under Chapter 14A of the Hong Kong Listing Rules. As all the applicable percentage ratios as a result of applying the class tests (as defined in UK Listing Rule 7 Annex 1) in respect of the Transaction are less than 25%, the Transaction does not constitute a significant transaction under UK Listing Rule 7.

For and on behalf of
HSBC Holdings plc

Angela McEntee
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement comprises: Brendan Robert Nelson*, Georges Bahjat Elhedery, Geraldine Joyce Buckingham†, Wei Sun Christianson†, Rachel Duan†, Dame Carolyn Julie Fairbairn†, James Anthony Forese†, Steven Craig Guggenheimer†, Manveen (Pam) Kaur, Dr José Antonio Meade Kuribreña†, Richard Henry Meddings†, Kalpana Jaisingh Morparia†, Eileen K Murray† and Swee Lian Teo†.

* Independent non-executive Chairman

† Independent non-executive Director

Media enquiries to:

pressoffice@hsbc.com                           +44 (0) 20 7991 8096

[1] Converted at a S$/US$ exchange rate of 1.29.
[2] As at 31 March 2026, inclusive of related transaction and migration costs, write-offs and recycling of reserves.
[3] Material notable items are excluded from our dividend payout ratio target basis calculation.
[4] As at 31 March 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Angela McEntee
Title: Group Company Secretary

Date: 24 July 2026